VIA FEDERAL EXPRESS
August 16, 2018
Attention: Ms. Christine Westbrook and Ms. Erin Jaskot
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0404

Re:	Watford Holdings Ltd.
Amendment No. 6 to Draft Registration
Statement on Form S-1
Submitted July 31, 2018
Amendment No. 5 to Draft Registration
Statement on Form S-1
Submitted March 9, 2018
CIK No: 0001601669
Dear Ms. Westbrook and Ms. Jaskot:
On behalf of our client, Watford Holdings Ltd., a Bermuda exempted company with limited liability (the “Company”), we are confidentially submitting Amendment No. 7 to the Company’s draft Registration Statement on Form S-1 (as so amended, the “Registration Statement”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”). The Company has revised the Registration Statement to update certain disclosures.
We have enclosed with this letter a marked copy of the Registration Statement, which was confidentially submitted today by the Company via EDGAR, reflecting all changes made since Amendment No. 5 to the Company’s draft Registration Statement on Form S-1, which the Company confidentially submitted on March 9, 2018 (“Amendment No. 5”). The Company has prepared the marked copy against Amendment No. 5 because Amendment No. 6 to the Company's draft Registration Statement on Form S-1, which the Company confidentially submitted on July 31, 2018 (“Amendment No. 6”), did not contain within it a copy of the prospectus. The Company further notes that all changes the Company previously proposed in its cover letter that accompanied Amendment No. 6 have now been reflected in the registration statement.
Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-3079 or Gary D. Boss at (212) 878-8063. Any written materials should be sent to the undersigned’s attention: Clifford Chance US LLP, 31 West 52nd St., New York, NY 10019, Attention: Per B. Chilstrom, Esq.

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Ms. Westbrook Ms. Jaskot August 16, 2018	Page 2

Sincerely,

/s/ Per B. Chilstrom
Per B. Chilstrom

cc:	Securities and Exchange Commission
Keira Nakada
Kevin Vaughn
Watford Holdings Ltd.
John F. Rathgeber
Clifford Chance US LLP
Gary D. Boss
Davis Polk & Wardwell LLP
Richard D. Truesdell, Jr.
Shane Tintle

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